UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Spectrum Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84763A108
(CUSIP Number)

Evan Thomas c/o Armistice Capital LLC 623 Fifth Avenue 31st Floor New York, NY 10022 Telephone Number: 212-231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,424,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,424,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,424,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,424,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,424,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,424,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	84763A108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,424,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,424,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,424,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	84763A108

Item 1.	Security and Issuer.

The name of the issuer is Spectrum Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 11500 South Eastern Avenue, Suite 240, Henderson, Nevada.  This Amendment No. 1 to Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Amendment No. 1 to Schedule 13D is being filed to report that Armistice Capital, LLC, a Delaware limited liability company ("Armistice Capital"), Armistice Capital Master Fund, Ltd., a Cayman Islands corporation (the "Master Fund") and Steven Boyd, a United States citizen, each beneficially own 6.6% of the Shares.  Armistice Capital, the Master Fund and Mr. Boyd are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b), (c)
Armistice Capital is principally engaged in the business of providing investment management services.  The principal business address for Armistice Capital is 623 Fifth Avenue, 31st Floor, New York, New York 10022.

The Master Fund is principally engaged in the business of investing in securities.  The principal business address for the Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands.

Steven Boyd is the managing member of Armistice Capital and his business address is 623 Fifth Avenue, 31st Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of the Master Fund, which is the direct owner of the Shares.  The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $28,733,265.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

On June 2, 2015, Armistice Capital sent a second letter (the "Letter") to the Issuer's Chairman and Chief Executive Officer, Rajesh C. Shrotriya, MD, and its Board of Directors (the "Board"). In the Letter, Armistice Capital reiterates several of the points made in its prior letter sent to Dr. Shrotriya and the Board on May 11, 2015, which is attached as Exhibit B to the Schedule 13D filed by the Reporting Persons on May 12, 2015, and discusses an indifference to execution on the part of the Issuer's management.  Specifically, Armistice Capital again requests that the Board disclose any offers it has received related to the sale of the Issuer and questions the Board's criteria for determining which offers to consider and disclose and its ability to execute a sale.  Armistice Capital offers to assist the Issuer in facilitating a sale.  The Letter uses comparable companies to identify excessive Board compensation.  The Letter also specifically describes how Armistice Capital believes the Issuer has mismanaged six specific drugs: Folotyn, Marqibo, Fusilev, Zevalin, RenaZorb and apaziquone.  Further, the Letter states that Armistice Capital prefers a complete sale of the Issuer.  The Letter describes the advantages that certain acquirers may have over the Issuer.  Armistice Capital also states in the Letter that it welcomes discussing all of the points outlined in the Letter in more detail with Dr. Shrotriya and the Board.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit B, and is incorporated herein by reference.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 4,424,000 Shares, constituting 6.6% of the Shares, based upon 66,995,054 Shares outstanding as of the date hereof.  Each of the Reporting Persons has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,424,000 Shares.  Each of the Reporting Persons has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,424,000 Shares.  All of the Shares beneficially owned by the Reporting Persons were acquired in open market transactions.

The transactions in the Shares by the Reporting Persons since the Schedule 13D filed by the Reporting Persons on May 12, 2015 are set forth in Exhibit C.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Letter to the Board Exhibit C: Schedule of Transactions in the Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2015
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund, Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd*

/s/ Steven Boyd

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 1 to Schedule 13D, dated June 2, 2015, relating to the Common Stock, par value $0.001 per share, of Spectrum Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

June 2, 2015
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Armistice Capital Master Fund, Ltd.

By: /s/ Steven Boyd
Name: Steven Boyd Title: Director
Steven Boyd

/s/ Steven Boyd

Exhibit B
June 2, 2015

Rajesh C. Shrotriya, MD
Chairman and Chief Executive Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, NV 89052

cc: Board of Directors

Dr. Shrotriya:
I appreciate you traveling to New York to meet with me on Tuesday, May 19th. And I appreciate our subsequent phone conversations. However, saying that the Board takes its fiduciary responsibility "seriously" and that the Company will evaluate "any serious offer it receives" is not good enough.
How does the Board of Directors define a "serious offer"? After losing the Sandoz litigation and deferring Fusilev revenue in the first quarter earnings release, the market said SPPI was worth $5.68 per share. Even at that price 1/3 of the shares were sold short.  In our meetings it became clear that you believe my reference to a 40% premium, or $8 per share, is too low a purchase price for the Company. Why should your biased view outweigh an efficient market? As a long-term shareholder, I am positively biased, too. And I believe that the Company will fetch more than $8. But I recognize that the market is the ultimate weighing machine. To ignore it is both irresponsible and indefensible.
Your bias extends beyond share ownership. As discussed, executive compensation at Spectrum has been deplorable for more than ten years. Your Board has ignored two consecutive negative shareholder votes on the annual "Say on Pay." Not coincidentally, they are overpaid, too. The average board member at Spectrum earns nearly the same compensation as board members of Eli Lilly ("LLY") and Merck & Co ("MRK"), companies greater than 100x the size of SPPI. Over the last three years, Spectrum board members have earned 2x the compensation of board members of truly comparable hematology/oncology companies such as AMAG Pharmaceuticals ("AMAG"), Array Biopharma ("ARRY"), Infinity Pharmaceuticals ("INFI"), and TG Therapeutics ("TGTX"). Each of these companies has a market capitalization twice as large as SPPI. Of the seven board members at Spectrum, three have at one point or another had their primary income come from the Company. We believe all but one have worked with you in some capacity in the past. Two have had family members employed at the Company.
Beyond bias, not one of your Board members has valuation expertise. Not one of your Board members has shepherded an exit greater than $125 million. In fact, from the dates your Board members have become affiliated with public companies (not including SPPI) through the end of May 2015, the median share price performance of those companies is -49%. Not surprisingly, they are unwilling to engage in a conversation with me about creating shareholder value.
Armistice reiterates our request for Spectrum to immediately disclose any formal or informal expressions of interest and/or non-binding offers to acquire the Company. We are aware of multiple parties interested in acquiring SPPI. Some of these companies have an outward strategy to make and integrate acquisitions and have completed purchases significantly larger than SPPI. We request that the Board of Directors immediately engage a top-tier investment bank and initiate a formal process to sell the Company. We are happy to provide any bank a list of potential suitors or to make the introductions personally.
I want to be clear. Our interest in selling the Company is not driven by short-term thinking. It is the logical conclusion to years of unfulfilled promises. To your credit, you have amassed a collection of valuable assets. However, you have demonstrated an indifference to execution that puts the value of these assets at risk.
Take Folotyn, as an example. You made a tremendous bargain purchase of Allos Therapeutics ("ALTH") in 2012. At the time you projected Folotyn sales could eventually reach $100 million. ALTH had given guidance of $50-55 million of sales for 2012. In Spectrum's hands, Folotyn has yet to achieve $50 million of annual sales. You referenced combination studies with Fusilev. Those have been cancelled due to patient preference for an oral rinse, like MuGard. You referenced label expansion into indications like breast, lung, and acute lymphoblastic leukemia ("ALL"). No work has been done. Not pursuing non-small cell lung cancer is most disappointing given the positive proof-of-concept data generated by ALTH.
Look at Marqibo. Once again, you made a tremendous bargain purchase of Talon Therapeutics ("TLON"). Once again, you touted the benefits of the drug – the ability to give higher doses and the reduction of peripheral neuropathy. You talked about twenty indications of use for traditional vincristine. Yet you have not taken any concrete steps to capture the opportunity. We believe the ALL trial is enrolling slowly and the German non-Hodgkin's lymphoma ("NHL") trial is years from completion. The Company seems barely aware of the 2004 FDA Oncologic Drugs Advisory Committee meeting to discuss the Marqibo data then generated by Inex and Enzon Pharmaceuticals. Armistice believes there is an accelerated path to NCCN Compendium listing. Your indifference to execution impairs Marqibo's value.
The elephant in the room is Fusilev. On February 27, 2013, you stated, "our product revenue will grow and operating income will grow…we expect year-over-year Fusilev sales to continue to grow." Thirteen days later, on March 12th, the Company lowered its annual revenue guidance to an estimated decline of -33% to -40%. You ended up delivering less than the bottom end of the range. Fusilev sales, which you said would grow, declined from $204 million in 2012 to $68 million in 2013, a decline of -67%.
In early 2013, you touted Zevalin's growth and said you expect sales of the drug to eventually reach $300 million. In 2014, sales of Zevalin were $22 million, a -25% decline from the previous year. Nine months ago you said you would out-license RenaZorb. More than two years ago you said you were planning its Phase II program. Nothing has happened. The apaziquone Phase III studies failed in 2012. Three years later you released the data. Upon re-acquiring the rights to apaziquone from Allergan, you announced you would submit a New Drug Application in 2013. More than two years later nothing has happened.
The list goes on and on. Trials are announced and never completed. Drugs like Ozarelix and SPI-1620 are highlighted and then never spoken of again. The recent patent litigation on Fusilev was mismanaged and immediately swept under the rug. The Company recently uploaded a new investor presentation in which there is no mention of SPPI's revenue, financial position, or commercial operations. These are the Company's most valuable assets. Your indifference puts their value at risk.
In the right hands, Spectrum could be transformed into an exciting, pure play specialty oncology company. Potential acquirers have greater access to capital, manufacturing / distributor synergies, tax advantaged corporate structures, demonstrated abilities to capture overhead synergies, track records of R&D success, and finally, investor trust. They give guidance, which Spectrum has not done since 2Q 2013; and most importantly, they execute against it.
Armistice is committed to affecting change at Spectrum. We encourage fellow shareholders to make their voices heard. We will not hesitate to nominate qualified directors to the SPPI board. And we are evaluating all options to ensure our requests are met.
For the avoidance of doubt, Armistice does not support a potential spin-off of the Company's development stage assets. Nor do we support the Company's commercial infrastructure being dismantled. We are steadfast in our belief that the Company needs to be sold immediately.
I welcome further discussion with you and the Board.

Sincerely,
Steve Boyd
Managing Member
Armistice Capital, LLC          ∙          623 Fifth Avenue, 31st Floor          ∙          New York, NY 10022          ∙          212.231.4930

Exhibit C

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
5/13/2015	Purchase	6,000	$6.45
5/18/2015	Purchase	136,000	$6.58
5/18/2015	Purchase	4,000	$6.58
5/19/2015	Purchase	80,909	$6.43
5/19/2015	Purchase	16,000	$6.39
5/20/2015	Purchase	79,091	$6.41
5/20/2015	Purchase	4,000	$6.39
5/21/2015	Purchase	64,000	$6.34
5/21/2015	Purchase	42,000	$6.33
5/22/2015	Purchase	22,000	$6.35
5/22/2015	Purchase	38,000	$6.35
5/26/2015	Purchase	12,000	$6.26
5/26/2015	Purchase	32,000	$6.26
5/27/2015	Purchase	12,000	$6.19
5/27/2015	Purchase	12,000	$6.17
5/28/2015	Purchase	48,000	$6.17
5/28/2015	Purchase	8,000	$6.15
5/29/2015	Purchase	20,000	$6.27
6/1/2015	Purchase	24,000	$6.19
6/1/2015	Purchase	4,000	$6.20
6/1/2015	Purchase	4,000	$6.20
6/1/2015	Purchase	4,000	$6.22
6/1/2015	Purchase	4,000	$6.21
6/1/2015	Purchase	4,000	$6.25
6/1/2015	Purchase	4,000	$6.21
6/1/2015	Purchase	4,000	$6.21
6/1/2015	Purchase	4,000	$6.22
6/1/2015	Purchase	4,000	$6.21
6/1/2015	Purchase	4,000	$6.25
6/1/2015	Purchase	4,000	$6.16
6/1/2015	Purchase	4,000	$6.14
6/1/2015	Purchase	4,000	$6.14
6/1/2015	Purchase	4,000	$6.13
6/1/2015	Purchase	4,000	$6.13
6/1/2015	Purchase	4,000	$6.13
6/1/2015	Purchase	4,000	$6.14
6/1/2015	Purchase	4,000	$6.14
6/2/2015	Purchase	28,000	$6.17
6/2/2015	Purchase	4,000	$6.21
6/2/2015	Purchase	4,000	$6.21
6/2/2015	Purchase	32,000	$6.26
6/2/2015	Purchase	4,000	$6.22
6/2/2015	Purchase	4,000	$6.20
6/2/2015	Purchase	4,000	$6.21
6/2/2015	Purchase	4,000	$6.21
6/2/2015	Purchase	4,000	$6.21
6/2/2015	Purchase	4,000	$6.21